Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: August 12, 2013

News Release

Investor Contacts Office Depot Rich Leland 561 438 3796 richard.leland@officedepot.com	Media Contacts Office Depot Brian Levine 561 438 2895 brian.levine@officedepot.com

OfficeMax Mike Steele 630 864 6826 michaelsteele@officemax.com	OfficeMax Julie Treon 630 864 6155 julietreon@officemax.com

For Immediate Release: August 12, 2013

OFFICE DEPOT AND OFFICEMAX PROVIDE UPDATE ON CEO SEARCH

Boca Raton, Fla. and Naperville, Ill. – Office Depot, Inc. (NYSE:ODP) and OfficeMax Incorporated (NYSE:OMX) today provided an update on the CEO search process for the combined company as part of the overall progress on integration planning.

At the time that Office Depot and OfficeMax agreed to merge, both companies’ boards of directors determined to undertake a comprehensive search process, which would consider both internal and external candidates in order to identify the best-qualified CEO to lead a combined company with $18 billion in pro forma revenue in 2012. To date, more than 100 candidates have been reviewed and vetted, and eight of the top candidates have already been interviewed. The CEO Selection Committee has narrowed the selection process to five exceptional candidates it believes can lead the combined business forward following the merger, with the goal of having a permanent CEO in place by September.

As announced on June 11, 2013, the two companies hired executive search firm Korn/Ferry International to assist the CEO Selection Committee in its comprehensive search. The Committee is co-chaired by OfficeMax Board Member Jim Marino, the former President and CEO of Alberto Culver Company, and Office Depot Board Member Nigel Travis, the Chairman and CEO of Dunkin’ Brands, Inc.

Each member of the Committee has been actively engaged in evaluating the slate of candidates, including several that were suggested by Starboard Value, LP, an investor in Office Depot’s stock. The criteria for evaluating qualified candidates included: public company CEO with Wall Street credibility and a global perspective, or strong executive from a Fortune 100 organization; high integrity, team building, transformational leader with a proven track record; and experienced business integrator.

“We are very pleased with the progress made on the joint CEO search process and the strong caliber of CEO candidates we have at present,” said Mr. Travis. “Our objective is to have a candidate in place prior to the closing of the merger to address critical issues such as headquarters location, company name, culture and strategy. “As such, it is critical that the CEO Selection Committee maintain its momentum in the search process. We are very concerned that the disruptive proxy campaign currently being led by Starboard to replace four Office Depot Board members, including two that currently sit on the CEO Selection Committee, if successful, will prove counterproductive to the CEO selection process,” Travis continued. “Based on our discussions with Office Depot shareholders, we believe the shareholders do not want to disrupt the CEO search process or in any way impact the value that is attainable from the OfficeMax merger, which this Board is intensely focused on delivering.”

OfficeMax Board Member and CEO Selection Committee Co-Chair, Jim Marino added: “The goal of the Committee remains to identify a proven leader with the strategic insight, operational discipline and inspirational leadership required to deliver the synergies that come from combining the companies and to transform the business in this highly competitive market. The Committee has worked diligently to review candidates, assess their credentials and narrow the slate to what we believe are outstanding business leaders. It is important that we maintain the integrity of the search process and retain the momentum and progress made to date by the CEO Selection Committee to ensure a timely selection process.”

Transaction Details

On February 20, 2013, OfficeMax and Office Depot announced their entry into an agreement to combine their companies in a merger of equals. On July 10, 2013, stockholders of both companies approved the merger. The transaction is expected to close by the end of calendar year 2013, subject to regulatory approvals and the satisfaction of other customary closing conditions.

About OfficeMax

OfficeMax Incorporated (NYSE: OMX) is a leading provider of products, solutions and services for the workplace, whether for business or at home. The OfficeMax mission is simple: We provide workplace innovation that enables our customers to work better. The company provides office supplies and paper, print and document services, technology products and solutions, and furniture to businesses and consumers. OfficeMax consumers and business customers are served by approximately 29,000 associates through OfficeMax.com, OfficeMaxWorkplace.com, and Reliable.com; more than 900 stores in the U.S. and Mexico, and direct sales and catalogs. OfficeMax has been named one of the 2013 World’s Most Ethical Companies, and is the only company in the office supply industry to receive Ethics Inside® Certification by the Ethisphere Institute. To find the nearest OfficeMax, call 1-877-OFFICEMAX. For more information, visit www.officemax.com.

About Office Depot

Office Depot provides core office supplies, the latest technology, school essentials, copy & print services, cleaning & breakroom products, and furniture to consumers, teachers and businesses of all sizes through 1,614 worldwide retail stores, global e-commerce operations, a dedicated sales force, an inside sales organization, and top-rated catalogs. The Company has annual sales of approximately $10.7 billion, employs about 38,000 associates, and serves customers in 60 countries around the world.

Office Depot’s common stock is listed on the New York Stock Exchange under the symbol ODP. Additional press information can be found at: http://news.officedepot.com.

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

In connection with the solicitation of proxies for Office Depot’s Annual Meeting of Shareholders (the “2013 Annual Meeting”), Office Depot has filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement concerning the proposals to be presented at the 2013 Annual Meeting. The proxy statement contains important information about Office Depot and the 2013 Annual Meeting. Office Depot and its directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from Office Depot’s shareholders in connection with the election of directors and other matters to be proposed at the 2013 Annual Meeting. Information regarding the interests, if any, of these directors, executive officers and specified employees is included in the definitive proxy statement and other proxy materials (the “Proxy Materials”) filed by Office Depot with the SEC on July 19, 2013. On July 22, 2013, Office Depot mailed the Proxy Materials to shareholders of record as of July 11, 2013. Investors and shareholders are able to obtain free copies of the Proxy Materials and other documents filed with the SEC by Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Proxy Materials and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496, or by calling 561-438-7878.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction in connection with the proposed merger of Office Depot with OfficeMax or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Office Depot has filed with the SEC a registration statement on Form S-4 that includes a definitive Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a definitive prospectus of Office Depot. The registration statement was declared effective by the SEC on June 7, 2013. Office Depot and OfficeMax mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

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